UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dow Jones & Company, Inc.
___________________________________________________________________________________
(Name of Issuer)

     Common Stock
Class B Common Stock
___________________________________________________________________________________
(Title of Class of Securities)

260561105
260561204
___________________________________________________________________________________
(CUSIP Number)

Dennis R. Delaney, Esq.
Hemenway & Barnes
60 State Street
Boston, MA 02109
(617) 227-7940
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 30, 2007
___________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of •• 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See • 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Nos. 260561105, 260561204

1.	NAMES OF REPORTING PERSONS.
Michael J. Puzo
I.R.S. Identification Nos. of above persons (entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a.) ☐ (b.) ☒

3.	SEC USE ONLY

4.*	SOURCE OF FUNDS (See Instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7.	SOLE VOTING POWER
8,000 shares of common stock; 11,725 shares of class B common stock (convertible into common stock)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	SHARED VOTING POWER
6,923 shares of common stock; 4,622,620 shares of class B common stock (convertible into common stock)

	9.	SOLE DISPOSITIVE POWER
8,000 shares of common stock; 11,725 shares of class B common stock (convertible into common stock)

	10.	SHARED DISPOSITIVE POWER
6,923 shares of common stock; 4,622,620 shares of class B common stock (convertible into common stock)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13.**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.53% (common stock)
23.84% (class B common stock)

14.***	TYPE OF REPORTING PERSON (See Instructions)
OO

* The source of funds is OO (other) - not applicable; beneficial ownership acquired by appointment as trustee of trusts.

** The percentages in line 13 are calculated based on the number of shares of Dow Jones common stock and Dow Jones Class B common stock outstanding as of July 31, 2007, as provided by the Issuer.  In calculating the percentage of the Dow Jones common stock held by the Reporting Person, the conversion of the Dow Jones Class B common stock held by the Reporting Person into Dow Jones stock is assumed.

*** The type of reporting person in line 14 is other - trustee.

           This Amendment No. 3 (“Amendment No. 3”) amends and supplements (1) the statement on Schedule 13D (the “Common 13D”) filed initially on December 31, 1997 by Michael J. Puzo (the “Reporting Person”), with respect to the common stock of Dow Jones & Company, Inc. (“Dow Jones” or the “Issuer”), as previously amended and (2) the statement on Schedule 13D (the “B Common 13D” and together with the Common 13D, as amended from time to time the “Schedule 13D”) filed initially on December 31, 1997 by the Reporting Person, with respect to the class B common stock of Dow Jones (together with Dow Jones common stock the “Common Stock”), as previously amended. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

           Item 4 is hereby amended to add the following supplemental information:

           Items 5 hereof is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

           Item 5 is hereby amended and restated as follows:

           The decrease in beneficial ownership reported in this Amendment No. 3 to the Schedule 13D, as compared to that set forth in Amendment No. 2 to the Common 13D and Amendment No. 5 to the B Common 13D is as a result of the Reporting Person’s resignation, effective July 30, 2007, as co-trustee of certain trusts.

(a)       See lines 11 and 13 of the cover page.

(b) (1) The undersigned shares the voting and dispositive power as a co-trustee over 6,923 shares of the issuer's common stock with the following persons:

(A) With Nancy B. Gardiner and William Cox, Jr. over 5,423 shares of stock; and
(D) With Charles E. Clapp, III over 1,500 shares of stock;

(2)(A)(i) Nancy B. Gardiner, Esq.
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2)(B)(i) William Cox, Jr.;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston MA 02109-1899
(iii) retired;
(iv) no such conviction;
(v) not a party to any such proceeding; and

(vi) United States.

(2)(C)(i) Charles E. Clapp, III;
(ii) Howland Capital Management, 75 Federal Street, Boston, MA 02110
(iii) investment advisor;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(3) The undersigned shares the voting and dispositive power as a co-trustee over 4,622,620 shares of the issuer's Class B common stock with the following persons:

(A) With Michael B. Elefante over 3,477,000 shares of stock;
(B) With Timothy F. Fidgeon and Martha W. Cox over 808,750 shares of stock;
(C) With William C. Cox, Jr., Martha W. Cox and Nancy B. Gardiner over 24,700 shares of stock;
(D) With Timothy F. Fidgeon and William C. Cox, Jr. over 77,600 shares of stock;
(E) With William C. Cox, Jr. and Nancy B. Gardiner over 207,440 shares of stock; and
(F) With Martha W. Cox and Nancy B. Gardiner over 27,130 shares of stock.

(4)(A)(i) Michael B. Elefante, Timothy F. Fidgeon and Nancy B. Gardiner, Esq.
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(4)(B)(i) Martha W. Cox;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) None;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(4)(C)(i) William C. Cox, Jr.;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) Retired;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2007

Michael J. Puzo

By: /s/ Dennis R. Delaney__________________
Dennis R. Delaney
Title: Attorney-in-Fact for Michael J. Puzo